Silicon Motion Announces Results for the Period Ended March 31, 2013

First Quarter 2013

Financial Highlights

•	Net sales decreased 19% quarter-over-quarter to US$57.4 million from US$70.6 million in 4Q12

•	Gross margin (non-GAAP1) excluding one-time expenses and benefits was 44%

•	Gross margin (non-GAAP) decreased to 41% from 45% in 4Q12

•	Operating expenses (non-GAAP) decreased to US$15.6 million from US$17.8 million in 4Q12

•	Operating margin (non-GAAP) decreased to 14% from 20% in 4Q12

•	Diluted earnings per ADS (non-GAAP) decreased to US$0.17 from US$0.36 in 4Q12

Business Highlights

•	Secured design-win for our next-generation 55nm eMMC 4.5 controller from tier-1 smartphone OEM for global flagship and from tier-1Android tablet OEM—both to enter production in 2Q13

•	Began shipping our USB 3.0 controller to three leading OEMs in 1Q13

•	Won two tier-1 Japanese OEMs for our FerriSSD solution

•	Our SD UHS-1 high performance controller reached record high shipments in 1Q13

•	Won new tier-1 Japanese OEM for our SD UHS-1 high performance controller

•	Expect SM2246, our SATA3 SSD controller to enter commercial sampling in 2Q13

Taipei, Taiwan, April 26, 2013 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended March 31, 2013. For the first quarter of 2013, net sales decreased 19% quarter-over-quarter to US$57.4 million from US$70.6 million in the fourth quarter of 2012. Net income (non-GAAP) decreased in the first quarter to US$6.0 million or US$0.17 per diluted ADS from a net income of US$12.4 million or US$0.36 per diluted ADS in the fourth quarter of 2012.

Net income (GAAP) for the first quarter of 2013 decreased quarter-over-quarter to US$4.8 million or US$0.14 per diluted ADS as compared to a net income of US$7.9 million or US$0.23 per diluted ADS in the fourth quarter of 2012.

[1]	Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, acquisition-related charges, foreign exchange gain (loss), litigation expenses, gains from settlement of litigation, impairment of long-term assets, and other non-recurring items. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

First Quarter 2013 Financial Review

Commenting on the results of the Company’s first quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“In the first quarter, our eMMC controller sales grew much stronger than expected, increasing nearly 30% sequentially. Our SSD plus embedded products group, of which eMMC is a part, now accounts for well over a quarter of our total sales. We have been successful with our high performance, cost competitive controllers, enabling our flash partners to grow the embedded market and capture market share at both tier-1 smartphone OEMs, as well as in the fast growing China low-cost smartphone market. Eight out of the world’s ten largest (non-iOS) smartphone OEMs are already using eMMC embedded memory with our controllers.

The strength of our SSD plus embedded business was however offset by the temporary weakness in several of our other key products. Our LTE sales declined as Samsung products are in cyclical transition. The first quarter is typically seasonally weak for our card and UFD controller sales to our module maker customers, and our first quarter sales this year followed the same pattern. In addition, in the first quarter, we were affected by the rebalancing of our large OEM customer’s card sales. We believe that we are well positioned for renewed growth as these temporary factors unwind and our SSD plus embedded products continue their growth.”

Sales

Net sales in the first quarter of 2013 were US$57.4 million, a decrease of 19% compared with the previous quarter. For the quarter, mobile storage products accounted for 76% of net sales and mobile communications 21% of net sales.

Net sales of our mobile storage products, which primarily include flash memory cards, USB flash drives, SSD and embedded flash controllers, decreased 18% sequentially in the first quarter of 2013 to US$43.4 million.

Net sales of mobile communication products, which primarily include handset transceivers and mobile TV IC solutions, decreased 20% from the fourth quarter to US$12.0 million in the first quarter of 2013.

Gross and Operating Margins

Gross margin (non-GAAP) decreased to 41.0% in the first quarter of 2013 from 44.6% in the fourth quarter of 2012. GAAP gross margin increased to 43.8% in the first quarter of 2013 from 43.0% in the fourth quarter of 2012.

Operating expenses (non-GAAP) in the first quarter of 2013 were US$15.6 million, which was lower than the US$17.8 million expended in the fourth quarter of 2012. Research and development expenditures (non-GAAP) were US$10.1 million, which was lower than the US$12.3 million in the previous quarter. Selling and marketing expenses (non-GAAP) were US$2.9 million, which was lower compared to the US$3.1 million in the previous quarter. General and administrative expenses (non-GAAP) were US$2.7 million, which was higher compared to the US$2.4 million in the previous quarter. Stock-based compensation was US$2.5 million in the first quarter of 2013, lower than the US$3.4 million in the fourth quarter of 2012.

Operating margin (non-GAAP) was 13.7%, a decrease from 19.5% in the previous quarter. GAAP operating margin was 12.2% for the first quarter of 2013, a decrease from 13.2% in the fourth quarter.

Other Income and Expenses

Net total other income (non-GAAP) was US$0.6 million, an increase from US$0.3 million in the fourth quarter. GAAP net total other income was US$0.3 million, higher than the fourth quarter amount of US$0.2 million.

Earnings

Net income (non-GAAP) was US$6.0 million for the first quarter of 2013, a decrease from US$12.4 million in the fourth quarter. Diluted earnings per ADS (non-GAAP) were US$0.17 in the first quarter, a decrease from US$0.36 in the fourth quarter.

GAAP net income was US$4.8 million for the first quarter of 2013, a decrease from the net income of US$7.9 million in the fourth quarter. Diluted GAAP earnings per ADS in the first quarter of 2013 were US$0.14, a decrease from US$0.23 in the previous quarter.

Balance Sheet

Cash and cash equivalents and short-term investments declined to US$166.0 million at the end of the first quarter of 2013, from US$169.6 million at the end of the fourth quarter. The decline is partially the result of the Company’s first quarterly cash dividend which was paid in the first quarter.

Cash Flow

Our cash flows were as follows:

3 months ended Mar 31, 2013

(In US$ millions)
Net income	4.8
Depreciation & amortization	1.5
Changes in operating assets and liabilities	(6.9)
Others	3.9

Net cash provided by (used in) operating activities	3.3

Acquisition of property and equipment	(1.8)
Others	0.1

Net cash provided by (used in) investing activities	(1.7)

Dividend	(5.0)
Others	0.1

Net cash provided by (used in) financing activities	(4.9)

Effects of changes in foreign currency exchange rates on cash	(0.4)

Net increase (decrease) in cash and cash equivalents	(3.7)

During the first quarter of 2013, we had US$1.8 million of capital expenditures primarily relating to the prepayments made to purchase a building and the purchase of testing equipment, software and design tools.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“Our business is rapidly transitioning from our traditional card and USB flash controller products to SSD plus embedded products. As we further transition our business towards SSD plus embedded products this year, we believe the non-LTE part of our business, which is approximately 85% of our sales last year, should grow in the range of 0 to 10% this year. For the second quarter, we expect sales of our non-LTE products in aggregate to grow 10 to 20% sequentially. Our LTE products are moving to next-generation solutions and until design wins are secured, we are unable to provide revenue targets. At a minimum though, we believe we can achieve $15 million in LTE revenue in 2013.”

For the second quarter of 2013, management expects:

•	Revenue to increase 5% to 10% sequentially

•	Revenue (excluding LTE transceiver revenue) to increase 10% to 20% sequentially

•	Gross margin (non-GAAP) to be in the 45% to 47% range

•	Operating expenses (non-GAAP) of approximately US$17 to US$18 million

For the full year 2013, management expects:

•	Revenue (excluding LTE transceiver revenue) to be flat to increase 10% compared with full year 2012 (excluding LTE transceiver revenue)

•	Gross margin (non-GAAP) to be in the 46% to 48% range (excluding one-time items)

•	Operating expenses (non-GAAP) of approximately US$72 to US$76 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on April 26, 2013.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 718 354 1231

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 3129 2908

REPLAY NUMBERS (for 7 days):

USA (Toll Free):1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 3129 2908

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses prior to January 1, 2012, consist of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$. Beginning January 1, 2012, due to a change in functional currency of our largest operating subsidiary, we changed our reporting currency from the NT$ to US$ and subsequently our foreign exchange gains and losses now consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Other non-recurring items:

•

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

•

Vendor dispute charges relate to the write down of certain unsalable inventory due to defects in the components provided by our vendor. These parts were supplied to us at a quality below levels previously specified and agreed. All parts known to be defective have been identified and are within our control. We have resolved this matter with our vendor and recovered in 1Q 2013 the full value of the inventory being written off. This charge (as well as the amount recovered) has been excluded from our non-GAAP results as we believe this is an unusual, non-recurring and unplanned activity.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2012 (US$)	Dec. 31, 2012 (US$)	Mar. 31, 2013 (US$)
Net Sales	64,022	70,605	57,365
Cost of sales	32,379	40,251	32,219

Gross profit	31,643	30,354	25,146
Operating expenses
Research & development	11,265	14,296	11,640
Sales & marketing	3,873	3,799	3,382
General & administrative	3,184	2,968	3,126

Operating income	13,321	9,291	6,998

Non-operating income (expense)

Gain on sale of investments	1	—	—
Interest income, net	270	400	453
Foreign exchange gain (loss), net	589	(49)	(311)
Others, net	1	(118)	112

Subtotal	861	233	254

Income before income tax	14,182	9,524	7,252
Income tax expense	1,173	1,595	2,415

Net income	13,009	7,929	4,837

Basic earnings per ADS	$0.41	$0.24	$0.15
Diluted earnings per ADS	$0.39	$0.23	$0.14

Margin Analysis:
Gross margin	49.4%	43.0%	43.8%
Operating margin	20.8%	13.2%	12.2%
Net margin	20.3%	11.2%	8.4%

Additional Data:
Weighted avg. ADS equivalents[2]	31,956	32,468	33,283
Diluted ADS equivalents	33,562	33,820	34,051

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2012 (US$)	Dec. 31, 2012 (US$)	Mar. 31, 2013 (US$)
GAAP net income	13,009	7,929	4,837
Stock-based compensation:
Cost of sales	41	107	77
Research and development	863	2,030	1,525
Sales and marketing	418	688	521
General and administrative	249	532	355

Total stock-based compensation	1,571	3,357	2,478

Non-recurring items:
Vendor dispute	—	1,057	(1,717)
Litigation expenses	—	31	104
Foreign exchange loss (gain), net	(589)	49	311

Non-GAAP net income	13,991	12,423	6,013

Shares used in computing non-GAAP diluted earnings per ADS	34,228	34,518	34,502

Non-GAAP diluted earnings per ADS	$0.41	$0.36	$0.17

Non-GAAP gross margin	49.5%	44.6%	41.0%
Non-GAAP operating margin	23.3%	19.5%	13.7%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Mar. 31, 2012 (US$)	Dec. 31, 2012 (US$)	Mar. 31, 2013 (US$)
Cash and cash equivalents	94,737	154,734	151,001
Short-term investments		14,882	14,993
Accounts receivable (net)	41,226	35,983	32,269
Inventories	35,115	32,143	29,060
Refundable deposits - current	15,221	15,283	15,241
Deferred income tax assets (net)	3,777	2,369	739
Prepaid expenses and other current assets	2,893	3,018	4,156

Total current assets	192,969	258,412	247,459

Long-term investments	178	178	178
Property and equipment (net)	24,138	23,386	23,604
Goodwill and intangible assets (net)	35,462	35,472	35,465
Other assets	4,733	4,298	4,341

Total assets	257,480	321,746	311,047

Accounts payable	17,451	26,642	19,313
Income tax payable	4,183	4,668	5,171
Accrued expenses and other current liabilities	16,310	25,087	19,020

Total current liabilities	37,944	56,397	43,504
Other liabilities	3,276	3,083	3,379

Total liabilities	41,220	59,480	46,883
Shareholders’ equity	216,260	262,266	264,164

Total liabilities & shareholders’ equity	257,480	321,746	311,047

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have two major product lines, mobile storage and mobile communications. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of handset transceivers and mobile TV IC solutions.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected second quarter 2013 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter 2013. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; demand, adoption and sales of our New Growth Products; the effect, if any, on the price of our ADS as a result of the implementation, if at all, of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2012, as amended on May 15, 2012. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 ×2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 ×3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com